REPORT OF INDEPENDENT AUDITORS



To the Stockholders of Xpedite Systems, Inc.

     We have audited the consolidated financial statements of Xpedite Systems, Inc. as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 27, 1997 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 14(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.


                                                               Ernst & Young LLP


MetroPark, New Jersey
February 27, 1997